TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2005	2004	2005	2004
		(Restated, Note 1)		(Restated, Note 1)
Revenues	$722.9	$678.2	$2,028.4	$1,926.1
Trading purchases	(45.3)	(59.9)	(135.2)	(140.4)
Fuel and purchased power	(304.8)	(264.7)	(817.8)	(761.8)
Gross margin	372.8	353.6	1,075.4	1,023.9
Operations, maintenance and administration	161.8	149.2	444.0	419.7
Depreciation and amortization (Note 11)	86.1	88.4	268.1	267.3
Taxes, other than income taxes	5.1	5.5	16.5	17.6
Operating expenses	253.0	243.1	728.6	704.6
Gain on sale of TransAlta Power partnership units (Note 2)	–	(3.1)	–	(24.2)
Prior period regulatory decision (Note 4)	–	–	–	22.9
	–	(3.1)	–	(1.3)
Operating income	119.8	113.6	346.8	320.6
Foreign exchange gain (loss)	1.2	(1.7)	1.7	(2.4)
Net interest expense (Note 5)	(49.0)	(50.3)	(148.2)	(161.4)
Equity income (loss) (Note 1)	(2.1)	(1.8)	0.1	(4.2)
Earnings before non-controlling interests and income taxes	69.9	59.8	200.4	152.6
Non-controlling interests	13.0	12.3	37.2	31.3
Earnings before income taxes	56.9	47.5	163.2	121.3
Income tax expense	4.8	11.7	34.6	22.8
Earnings from continuing operations	52.1	35.8	128.6	98.5
Gain on disposal of discontinued operations, net of tax (Note 2)	–	–	–	9.6
Net earnings	$52.1	$35.8	$128.6	$108.1
Common share dividends	(49.4)	(48.2)	(147.3)	(144.1)
Adjustment arising from normal course issuer bid (Note 8)	–	–	–	(1.1)
Retained earnings
Opening balance	870.1	909.2	891.5	933.9
Closing balance	$872.8	$896.8	$872.8	$896.8
Weighted average common shares outstanding in the period	196.1	193.0	196.3	192.2
Basic earnings per share
Earnings from continuing operations	$0.27	$0.18	$0.66	$0.51
Earnings from discontinued operations	–	–	–	0.05
Net earnings	$0.27	$0.18	$0.66	$0.56
Diluted earnings per share
Earnings from continuing operations	$0.27	$0.18	$0.65	$0.51
Earnings from discontinued operations	–	–	–	0.05
Net earnings	$0.27	$0.18	$0.65	$0.56
See accompanying notes.

Tr a n s A l t a C o r p o r a t i o n Q 3 / 0 5     1 9

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS OF CANADIAN DOLLARS)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2005	2004	2005	2004
		(Restated, Note 1)		(Restated, Note 1)
Operating activities
Net earnings	$52.1	$35.8	$128.6	$108.1
Depreciation and amortization (Note 11)	92.3	96.5	290.8	292.5
Non-controlling interests	13.0	12.3	37.2	31.3
Asset retirement obligation accretion (Note 6)	4.9	5.1	15.2	15.4
Future income taxes	11.5	12.1	11.0	1.0
Unrealized loss (gain) from Energy Marketing activities	7.1	4.6	(5.3)	(4.8)
Asset retirement obligation costs settled	(15.6)	(10.1)	(21.0)	(16.7)
Foreign exchange loss (gain)	(1.2)	1.7	(1.7)	2.4
Loss (gain) on sale of assets	–	1.2	–	(10.9)
Equity (income) loss (Note 1)	2.1	1.8	(0.1)	4.2
Other non-cash items	(5.5)	7.1	(7.8)	3.2
Prior period regulatory decision (Note 4)	–	–	–	22.9
Gain on sale of TransAlta Power partnership units (Note 2)	–	(3.1)	–	(24.2)
	160.7	165.0	446.9	424.4
Change in non-cash operating working capital balances	(12.2)	(22.4)	(39.4)	(9.1)
Cash flow from operating activities	148.5	142.6	407.5	415.3
Investing activities
Long-term receivables	–	–	–	90.8
Additions to property, plant and equipment	(77.0)	(100.4)	(221.9)	(268.1)
Proceeds on sale of property, plant and equipment	1.6	0.7	1.6	12.7
Proceeds on sale of TransAlta Power partnership units (Note 2)	–	2.6	–	61.7
Equity investment	31.8	21.2	14.9	15.6
Restricted cash	(9.3)	4.6	(4.7)	3.5
Realized foreign exchange gain on net investments	79.9	48.1	83.2	10.2
Deferred charges and other	0.7	5.0	–	0.1
Cash flow from (used in) investing activities	27.7	(18.2)	(126.9)	(73.5)
Financing activities
Increase (repayment) of short-term debt	(92.0)	(35.4)	139.7	(72.9)
Repayment of long-term debt	(18.2)	(8.9)	(40.1)	(135.1)
Dividends on common shares	(61.2)	(32.6)	(96.8)	(102.6)
Issuance of long-term debt	–	–	–	2.7
Redemption of common shares	–	–	–	(1.5)
Redemption of preferred securities	–	–	(300.0)	–
Net proceeds on issuance of common shares (Note 8)	5.4	2.4	13.4	2.4
Distributions to subsidiary's non-controlling interests	(17.8)	(31.9)	(53.4)	(33.5)
Reduction in advance to TransAlta Power (Note 2)	3.4	0.8	13.2	–
Cash flow used in financing activities	(180.4)	(105.6)	(324.0)	(340.5)
Cash flow from (used in) operating, investing and
financing activities	(4.2)	18.8	(43.4)	1.3
Effect of translation on foreign currency cash	1.9	–	(1.8)	–
Increase (decrease) in cash and cash equivalents	(2.3)	18.8	(45.2)	1.3
Cash and cash equivalents, beginning of period	58.3	106.3	101.2	123.8
Cash and cash equivalents, end of period	$56.0	$125.1	$56.0	$125.1
Cash taxes paid	$13.2	$7.6	$31.7	$24.0
Cash interest paid	$38.7	$43.6	$136.0	$160.1
See accompanying notes.

2 0      Tr a n s A l t a C o r p o r a t i o n Q 3 / 0 5

     TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS

(IN MILLIONS OF CANADIAN DOLLARS)

	Sept. 30	Dec. 31
Unaudited	2005	2004 *
		(Restated, Note 1)
ASSETS
Current assets
Cash and cash equivalents	$56.0	$101.2
Accounts receivable	567.3	447.0
Prepaid expenses	70.5	52.3
Price risk management assets (Note 3)	249.1	61.4
Future income tax assets	22.7	21.5
Income taxes receivable	62.2	60.1
Inventory	46.8	39.9
Current portion of other assets	12.5	296.4
	1,087.1	1,079.8
Restricted cash	13.6	8.9
Investments (Note 1)	406.6	402.5
Property, plant and equipment
Cost	8,334.3	8,295.4
Accumulated depreciation	(2,761.4)	(2,592.8)
	5,572.9	5,702.6
Goodwill	138.4	142.2
Intangible assets	353.2	392.3
Future income tax assets	144.0	132.0
Price risk management assets (Note 3)	38.9	32.5
Other assets	186.7	206.0
Total assets	$7,941.4	$8,098.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$175.5	$34.4
Accounts payable and accrued liabilities	561.0	462.5
Price risk management liabilities (Note 3)	230.3	49.9
Income taxes payable	–	6.1
Future income tax liabilities	17.0	11.1
Dividends payable	21.0	19.3
Deferred credits and other current liabilities	3.1	241.5
Current portion of long-term debt - recourse (Note 5)	487.5	530.5
Current portion of long-term debt - non-recourse (Note 5)	36.4	49.6
	1,531.8	1,404.9
Long-term debt - recourse (Note 5)	1,653.7	1,939.8
Long-term debt - non-recourse (Note 5)	336.0	381.3
Preferred securities (Note 5)	175.0	175.0
Deferred credits and other long-term liabilities (Note 6)	384.4	397.8
Future income tax liabilities	737.9	703.9
Price risk management liabilities (Note 3)	36.7	28.5
Non-controlling interests	597.3	616.4
Common shareholders' equity
Common shares (Note 8)	1,675.0	1,611.9
Retained earnings	872.8	891.5
Cumulative translation adjustment	(59.2)	(52.2)
	2,488.6	2,451.2
Total liabilities and shareholders’ equity	$7,941.4	$8,098.8

Contingencies (Notes 4 and 9)
Commitments (Notes 10 and 12)

See accompanying notes.

* Derived from the audited Dec. 31, 2004 consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(TABULAR AMOUNTS IN MILLIONS OF CANADIAN DOLLARS , EXCEPT AS OTHERWISE NOTED)

1 . ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (TransAlta or the corporation) annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation’s most recent annual consolidated financial statements.

These unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim period.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market. Margins are also typically increased in the second quarter due to increased hydro production resulting from spring run-off and rainfall in the Canadian and U.S. markets.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as those used in the corporation’s most recent annual consolidated financial statements, except for variable interest entities, as explained below.

Change in Accounting Policies

Effective Jan. 1, 2005, TransAlta adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15 “Consolidation of Variable Interest Entities” (VIE). The guideline establishes that a VIE is to be consolidated by the primary beneficiary based upon the determination of who will receive the majority of a VIE’s expected losses, expected residual returns, or both, rather than solely based on the voting interests. Variable interests are ownership interests or contractual relationships that enable the holder to share in the financial risks and rewards resulting from the activities of a VIE.

The accounting guideline specifies that an entity is a VIE if either of the following criteria are met:

1.	total equity invested is insufficient to finance the entity without additional subordinated financial support; or
2.	the holders of the equity investment, as a group,

i) do not have the right to make decisions about an entity's activities that have a significant effect on the success of the entity; or

ii) are protected either directly or indirectly from variability in cash flows from the entity; or

iii) do not have the right to all of the residual returns of the entity.

The corporation has considered the provisions of the guideline for all subsidiaries and their related power purchase, power sale or tolling agreements. Factors considered in the analysis include the duration of the agreements, how capacity and energy payments are determined, source of payment terms for fuel, as well as responsibility and payment for operating and maintenance expenses.

As a result of this review, the corporation determined that the wholly owned subsidiary that holds TransAlta's interest in the Campeche power plant is considered a VIE as the equity invested was not sufficient to finance the entity without additional subordinated financial support. The corporation then determined that the power sale contract with the Comision Federal de Electridad (CFE) insulates the corporation from significant variability in the fuel costs and related cash flows from the entity. Therefore, TransAlta is not the primary beneficiary of the VIE and does not consolidate the entity. Accordingly, the subsidiary owning the Campeche plant is presented as an equity investment and the results from operations are presented as equity income on the consolidated income statement. There was no impact to net earnings as a result of adoption of this accounting guideline.

On adoption of the accounting guideline in the first quarter of 2005, the wholly owned subsidiary that holds TransAlta's interest in the Chihuahua power plant was not considered a VIE as the equity invested in the subsidiary was considered to be sufficient to finance the entity without additional subordinated financial support. However, during the second quarter of 2005, the corporation determined that the entity should also be considered a VIE as the power sale contract with the CFE indirectly protects TransAlta from the variability in the fuel costs and related cash flows from the entity. Therefore the entity is a VIE and as TransAlta is not the primary beneficiary of the VIE, it does not consolidate the entity. Accordingly, the subsidiary owning the Chihuahua plant is presented as an equity investment and the results from operations of the plant are presented as equity income on the consolidated income statement. There was no impact to net earnings as a result of adoption of this interpretation. The presentation of the results from operations for the first quarter of 2005 have been restated to conform with current presentation.

2 2     Tr a n s A l t a C o r p o r a t i o n Q 3 / 0 5

The following is summary information about the subsidiaries holding the Campeche and Chihuahua plants:

	Campeche	Chihuahua
Total assets	$274.7	$310.2
Total liabilities	$182.1	$18.3
Ownership interest and maximum exposure to loss	$91.6	$312.2
Capacity (MW)	252	259
Production (GWh) (nine months ended Sept. 30, 2005)	1,301	938

2. DISPOSALS

On Dec. 1, 2004, TransAlta completed the sale of its 50 per cent interest in the 220 megawatt (MW) Meridian Cogeneration Facility located in Lloydminster, Saskatchewan to TransAlta Cogeneration, L.P. (TA Cogen), owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power, L.P. (TA Power), for its fair value of $110.0 million. TA Cogen financed the acquisition through the use of $50.0 million of cash on hand, by the issuance of $30.0 million of units to each of TransAlta Energy Corporation (TEC) and TA Power and by an advance to TEC for $30.0 million. The advance outstanding at Sept. 30, 2005 was $6.5 million and is included in accounts receivable.

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit 756 MW coal-fired Sheerness Generating Station to TA Cogen. As part of the financing, and concurrent with the sale, TA Power issued 17.75 million partnership units and 17.75 million warrants to the public, and 17.75 million partnership units to TransAlta. As a result of the unit issuance, TransAlta’s ownership interest in TA Power on July 31, 2003 was approximately 26 per cent. Each warrant, when exercised, was exchangeable for one TA Power unit at any time until Aug. 3, 2004. As the warrants were exercised, TransAlta sold TA Power units back to TA Power for $9.30 per unit, reducing its ownership interest in TA Power and increasing cash proceeds. As a result of exercising warrants and the subsequent sale of TA Power units by the corporation, TransAlta’s ownership interest in TA Power was reduced to 0.01 per cent held by TransAlta Power Ltd., the general partner of TA Power, as at Sept. 30, 2005.

For the three and nine months ended Sept. 30, 2004, TransAlta recognized $3.1 million and $24.2 million respectively of dilution gains on the exercise of warrants.

In June 2004, a settlement was reached to finalize the sale of the Transmission operations. In April 2002, TransAlta’s Transmission operations were sold for proceeds of $820.7 million. The disposal resulted in an after-tax gain on sale of $120.0 million that was recorded in the second and fourth quarters of 2002. During the second quarter of 2004, final working capital adjustments were made to reflect post-closing adjustments and other provisions related to closing costs, which resulted in an additional $9.6 million after-tax gain, bringing the final gain on the sale of the Transmission operations to $129.6 million.

3 . PRICE RISK MANAGEMENT ASSETS AND LIABILITIES

Energy Marketing’s price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions and those asset-backed trading transactions accounted for on a fair value basis. With the exception of financial transmission contracts and gas/power spread options, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts and the spread options are based upon statistical analysis of historical data as well as forward market data and forward market volatilities. All physical transmission contracts are accounted for on an accrual basis in accordance with the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) pronouncement 02-03.

The following table illustrates movements in the fair value of the corporation’s price risk management assets during the nine months ended Sept. 30, 2005:

Change in fair value of net assets	Fair value
Net price risk management assets outstanding at Dec. 31, 2004	$15.5
Contracts realized, amortized or settled during the period	(16.7)
Changes in values attributable to market price and other market changes	6.1
New contracts entered into during the current calendar year	16.1
Net price risk management assets outstanding at Sept. 30, 2005	$21.0

Tr a n s A l t a C o r p o r a t i o n Q 3 / 0 5            2 3

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter are as follows:

						2010 and
	2005	2006	2007	2008	2009	thereafter	Total
Prices actively quoted	$2.1	$5.3	$1.2	$1.6	$0.6	$0.3	$11.1
Prices based on models	7.3	2.6	–	–	–	–	9.9
	$9.4	$7.9	$1.2	$1.6	$0.6	$0.3	$21.0

The carrying and fair value of energy trading assets and liabilities included on the consolidated balance sheet are as follows:

	Sept. 30	Dec. 31
Balance Sheet	2005	2004
Price risk management assets
Current	$249.1	$61.4
Long-term	38.9	32.5
Price risk management liabilities
Current	(230.3)	(49.9)
Long-term	(36.7)	(28.5)
Net price risk management assets outstanding	$21.0	$15.5

In accordance with EITF 02-03, physical transmission is accounted for under accrual accounting. As of Sept. 30, 2005, TransAlta had recorded $1.6 million on the consolidated balance sheet as prepaid transmission related to these contracts. The maximum term of these contracts is 12 months.

The corporation’s trading positions at Sept. 30, 2005 were as follows:

	Electricity	Natural Gas
Units (000s)	(MWh)	(GJ)
Fixed price payor, notional amounts, Sept. 30, 2005	24,151	39,587
Fixed price payor, notional amounts, Dec. 31, 2004	14,138	35,222

Fixed price receiver, notional amounts, Sept. 30, 2005	27,042	34,718
Fixed price receiver, notional amounts, Dec. 31, 2004	15,854	29,721

Maximum term in months, Sept. 30, 2005	39	25
Maximum term in months, Dec. 31, 2004	48	34

The corporation’s electrical transmission contracts trading position was 11.8 million megawatt hours (MWh) at Sept. 30, 2005 compared to 4.4 million MWh at Dec. 31, 2004.

4 . LONG-TERM RECEIVABLES

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact was Cdn$14.9 million. The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004.

FERC has provided TransAlta with an opportunity to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. On Aug. 8, 2005, FERC issued an order detailing the methodology for a petition for relief from refund obligations. TransAlta prepared a petition for relief from the refund obligation and filed it with FERC. The CAISO and CALPX reviewed and commented on our petition and TransAlta replied to the CAISO and CALPX comments on Oct. 17, 2005. While the outcome of this filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

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5 . LONG-TERM DEBT AND NET INTEREST EXPENSE

A. Amounts outstanding

As at	Sept. 30, 2005			Dec. 31, 2004
	Outstanding [2]	Interest [1]	Outstanding	Interest [1]
Debentures, due 2005 to 2033	$1,388.5	6.5%	$1,388.5	6.5%
Senior Notes, US$600.0 million	700.6	6.3%	733.6	6.3%
Non-recourse debt	372.3	6.9%	423.3	6.9%
Notes payable - Windsor plant, due 2005 to 2014	52.1	7.4%	55.0	7.4%
Preferred securities, due in 2048 [3]	175.0	7.8%	475.0	7.8%
Capital lease obligation, due 2005 to 2006	0.1	8.0%	0.8	8.0%
	2,688.6		3,076.2
Less current portion	523.9		580.1
	$2,164.7		$2,496.1
1	Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
2	Except as noted, terms have not changed materially from disclosure in Note 11 of the Dec. 31, 2004 annual report.
3	During the first quarter of 2005, TransAlta redeemed all of its 7.50 per cent Preferred Securities which had an aggregate principal amount of $175.0 million and all of its 8.15 per cent Preferred Securities which had an aggregate principal amount of $125.0 million.
B. Principal repayments
2005	$243.9
2006	395.8
2007	46.9
2008	155.0
2009	237.1
2010 and thereafter	1,609.9
$2,688.6

TransAlta has included the corporation’s preferred securities as a liability on the consolidated balance sheets. Preferred securities distributions are included in interest expense as shown below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2005	2004	2005	2004
Interest on recourse and non-recourse debt	$48.3	$47.4	$141.2	$150.8
Interest on preferred securities	3.4	9.2	13.1	27.6
Interest income	(2.7)	(0.8)	(2.7)	(1.7)
Capitalized interest	–	(5.5)	(3.4)	(15.3)
Net interest expense	$49.0	$50.3	$148.2	$161.4

6. ASSET RETIREMENT OBLIGATIONS
A reconciliation between the opening and closing asset retirement obligation balances is provided below:
Balance, Dec. 31, 2004				$243.4
Liabilities incurred in period				9.8
Liabilities settled in period				(21.0)
Accretion expense				15.2
Revisions in estimated cash flows				3.7
Change in foreign exchange rates				(6.6)
Balance, Sept. 30, 2005				$244.5

Asset retirement obligations are included in deferred credits and other long-term liabilities on the consolidated balance sheets.

Tr a n s A l t a C o r p o r a t i o n Q 3 / 0 5      2 5

7 . EMPLOYEE FUTURE BENEFITS

The corporation has registered pension plans in Canada and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented. Costs recognized in the period are presented below:

3 months ended Sept. 30, 2005	Registered	Supplemental	Other	Total
Current service cost	$1.1	$0.3	$0.3	$1.7
Interest cost	5.1	0.5	0.3	5.9
Expected return on plan assets	(6.0)	–	–	(6.0)
Experience loss	0.6	0.1	0.1	0.8
Amortization of net transition (asset) obligation	(2.3)	0.1	0.1	(2.1)
Defined benefit (income) expense	(1.5)	1.0	0.8	0.3
Defined contribution option expense of registered pension plan	2.7	–	–	2.7
Net expense	$1.2	$1.0	$0.8	$3.0

3 months ended Sept. 30, 2004	Registered	Supplemental	Other	Total
Current service cost	$1.1	$0.2	$0.3	$1.6
Interest cost	5.1	0.5	0.3	5.9
Expected return on plan assets	(5.9)	–	–	(5.9)
Experience loss	0.5	0.1	0.1	0.7
Amortization of net transition (asset) obligation	(2.3)	–	–	(2.3)
Defined benefit (income) expense	(1.5)	0.8	0.7	-
Defined contribution option expense of registered pension plan	2.4	–